UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04052983

December 22, 2004

Parth S. Munshi
Counsel, Transactions & Securities
The Coca-Cola Company
P.O. Drawer 1734
Atlanta, GA 30301

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/22/2004

Re: The Coca-Cola Company
Incoming letter dated December 7, 2004

Dear Mr. Munshi:

This is in response to your letter dated December 7, 2004 concerning the shareholder proposal submitted to Coca-Cola by Mary F. Morse. We also have received a letter from the proponent dated December 10, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mary F. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

21344

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(h)(3)

December 7, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposals Submitted by Mary F. Morse

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a share owner proposal (the "Proposal") submitted by Mary F. Morse (the "Proponent") from its proxy materials for its 2005 Annual Meeting of Share Owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 3, 2005. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal is excludable from the Company's 2003 proxy materials for the following reasons: (a) the Proposal may be excluded under Rule 14a-8(h)(3) because the Proponent failed to attend, or send a duly qualified representative to attend the 2004 Annual Meeting of Share Owners to present a prior proposal submitted to the Company; and (b) the Proposal may be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because its implementation would cause the Company to violate the federal proxy rules.

BACKGROUND

The Company received the Proponent's submission on August 27, 2004. A copy of the Proponent's letter is attached hereto as Exhibit A.

THE PROPOSAL

The Proposal reads:

"Management and Directors return the word "AGAINST" to all voting cards for the year 2005 meeting."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy material.

Rule 14a-8(h)(3)

The Proposal may be excluded under Rule 14a-8(h)(3), which provides that where a proponent of a share owner proposal, or a duly qualified representative of the proponent, fails to attend the share owner meeting to present the proposal, without good cause, a company is permitted to exclude all proposals submitted by that proponent for any meeting held in the following two calendar years. The Proponent submitted a share owner proposal to the Company which was included in the Company's proxy materials for its 2004 Annual Meeting of Share Owners. The meeting was held in Wilmington, Delaware on April 21, 2004. Neither the Proponent nor her duly qualified representative was present at the meeting to introduce the proposal. The Proponent has not provided the Company with any explanation to account for her failure to be present or her failure to send a duly qualified representative to 2004 Annual Meeting of Share Owners. As a result, the Company believes that the Proposal may be excluded from the Company's proxy materials for the Annual Meeting. Additionally, the Company is of the opinion that any shareholder proposal received from the Proponent or any affiliated entity or person may also be excluded from the proxy materials for the Company's 2006 Annual Meeting of Share Owners.

The Staff has previously allowed other companies to exclude share owner proposals in reliance on Rule 14a-8(h)(3) because of a proponent's failure to appear or send a representative to an annual meeting to present a proposal absent good cause. *See, e.g.*, Poore Brothers, Inc. (Feb. 18, 2004); Service Corporation International (Feb. 6, 2004); Exxon Mobil Corporation

(Jan. 26, 2004); Wm. Wrigley Jr. Company (Dec. 5, 2003); Avaya, Inc. (Nov. 14, 2003); NCR Corporation (Jan. 2, 2003); Mattel, Inc. (Mar. 22, 2002); Eastman Kodak Company (Dec. 20, 2001). In the past, the Staff has ruled that financial strain associated with attending the annual meeting and the brief amount of time allotted for a proponent to introduce the proposal at the annual meeting did not constitute "good cause" for failure to appear. *See, e.g.*, NRC Corporation (Jan. 2, 2003) (the Staff stated that the proponent did not state a "good cause" for failure to appear when the proponent explained that he believed it was "a Penalty to spend airfare, lodging, and meals to attend any distant meeting").

We anticipate that the Proponent may offer health related issues an excuse to explain her non-attendance at the 2004 Annual Meeting as she has already stated in her letter attached hereto as Exhibit A, that she will be unable to personally attend the 2005 Annual Meeting to present her most recent Proposal due to having suffered from a mild heart attack in 2003. If the Proponent does in fact offer this as an excuse to explain her failure to attend the 2004 Annual Meeting to present her previous proposal, the Company requests the Staff to rule, as it has in the past, that such an excuse does not constitute "good cause" for failure to attend or send a representative under Rule 14a-8(h)(3). *See* J.C. Penney Company, Inc. (Feb. 13, 2004) (the Staff ruled that the proponent's explanation that he did not attend the annual meeting due to spinal, cervical, and neurological ailments which prevent him from traveling did not constitute a statement of "good cause").

<u>Rules 14a-8(i)(2) and 14a-8(i)(3)</u>

The Mary F. Morse Family Trust, of which the Proponent serves as trustee, filed substantially similar proposals for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Share Owners and the 2003 Annual Meeting of Share Owners. A copy of the proposal submitted for the 2002 Annual Meeting of Share Owners is attached hereto as Exhibit B. The Staff permitted the Company to exclude such proposal from its proxy materials in reliance on Rule 14a-8(i)(2). *See* The Coca-Cola Co. (Feb. 6, 2002) (implementation of the proposal would result in Coca-Cola's proxy materials being false and misleading under Rule 14a-9). A copy of the Staff's letter is attached hereto as Exhibit C. In the interest of conserving paper, I have not attached copies of the correspondence referenced in the Staff's letter. A copy of the proposal submitted for the 2003 Annual Meeting of Share Owners is attached hereto as Exhibit D. The Staff permitted the Company to exclude such proposal from its proxy materials in reliance on Rule 14a-8(i)(2). *See* The Coca-Cola Co. (Jan. 3, 2003) (implementation of the proposal would result in Coca-Cola's proxy materials being false and misleading under Rule 14a-9). A copy of the Staff's letter is attached hereto as Exhibit E. In the interest of conserving paper, I have not attached copies of the correspondence referenced in the Staff's letter.

The Proposal again requests the Company to make the same changes to its proxy format as requested in the prior proposals. For the reasons outlined in the letter to the Commission from the law firm of Hogan & Hartson L.L.P., dated December 14, 2001, on behalf of the Company, the Company continues to believe that the Proposal may be excluded from the Company's proxy materials. A copy of the Hogan & Hartson letter is attached hereto as Exhibit F with the permission of Hogan & Hartson. The Hogan & Hartson letter addresses matters of Delaware law. Attached hereto as Exhibit G is the opinion of Morris, Nichols Arsht & Tunnel, dated December 13, 2001, as to certain matters of Delaware law addressed in the Hogan & Hartson letter. Morris, Nichols Arsht & Tunnel has given the Company permission to submit such opinion to the Commission.

I am admitted to practice law in the State of Delaware and I am of the opinion that, since the date of the Morris, Nichols, Arsht & Tunnel opinion, no changes have occurred in Delaware law that would change the opinion expressed by Morris, Nichols, Arsht & Tunnel. Additionally, the Staff's response to the Company in 2002 and 2003 notes that the Company's governing instruments did not opt out of the plurality voting that is otherwise specified by Delaware law. *See* The Coca-Cola Co. (Feb. 6, 2002); The Coca-Cola Co. (Jan. 3, 2003). I also certify to the Commission that I am familiar with the Company's governing instruments and that such governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law.

CONCLUSION

For the foregoing reason, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,

Parth S. Munshi
Counsel, Transactions & Securities

cc: Mary F. Morse

Enclosures: 6 copies of this letter, with exhibits

EXHIBIT A

August 23. 2004

CocaCola Company
PO Box 1734 NAT
Atlanta, GA 30301-1734

PROPOSAL

I, Mary F.Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX, Most major companies register in DE, MD, NJ, NY, and VA with the explanation that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"-- Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil took out $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

Voting out company nominated directors by the shareowners, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration, which has direct effect on retaining assets not actually earned by their position. Keep in mind that the Product or services, and its Advertising and Acceptance are the source of income, not just the ones in top positions. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Mary F. Morse, Trustee
Mary F. Morse trustee

EXHIBIT B

Single Proposal Adjusted To Comply With Requests

September 27, 2001

PROPOSAL

I, Mary F. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Mary F Morse

EXHIBIT C

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(2). In this regard, because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Coca-Cola's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Coca-Cola relies.

Sincerely,

Grace K. Lee
Attorney-Advisor

EXHIBIT D

Office of the Secretary
The Coca Cola Company
PO Box 1734, NAT 2616
Atlanta, GA 30301-1734

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
August 23. 2002

I, Mary F. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to enter the following proposal for the Year 2003 Proxy Material:

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Mary F. Morse, Trustee
Mary F Morse Trustee

Prepared by my husband, I do not type or use a computer.

EXHIBIT E

January 2, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 4, 2002

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(2). In this regard, because Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Coca-Cola's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Coca-Cola relies.

Sincerely,

Grace K. Lee
Special Counsel

EXHIBIT F

Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(8)
Rule 14a-8(i)(10)

HOGAN & HARTSON
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

SUZANNE A. BARR
PARTNER
(202) 637-5846
SABARR@HHLAW.COM

December 14, 2001

BY HAND DELIVERY

4:20

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposal Submitted by Mary F. Morse Family Trust

Ladies and Gentlemen:

On behalf of The Coca-Cola Company, a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2002 annual meeting of share owners (the "Annual Meeting") a share owner proposal (the "Proposal") submitted by the Mary F. Morse Family Trust (the "Proponent"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Annual Meeting proxy statement for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 4, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

As more fully set forth below, we believe that the Proposal and its supporting statements may be excluded from the Company's Annual Meeting proxy materials for the following reasons:

(1) the Proposal may be excluded under Rule 14a-8(i)(2) and 14a-8(i)(3) because its implementation would cause the Company to violate the federal proxy rules;

(2) the second sentence of the Proposal may be omitted under Rule 14a-8(i)(10) because that portion of the Proposal has already been substantially implemented;

(3) portions of the Proposal and its supporting statement may be excluded under Rule 14a-8(i)(3) because they contain statements that are false and misleading; and

(4) the Proposal may be omitted pursuant to Rule 14a-8(i)(8) because the supporting statement relates to an election of directors.

BACKGROUND AND PROPOSAL

The Proponent submitted two proposals to the Company by letter dated October 1, 2001, a copy of which is attached hereto as **Exhibit A**. By letter dated October 8, 2001, a copy of which was delivered to the Proponent on October 12, 2001, the Company notified the Proponent that only one proposal could be submitted for consideration, and suggested that Proponent specify which proposal Proponent wished to submit. (A copy of the Company's October 8, 2001 letter, with attachments and evidence of delivery, is attached hereto as **Exhibit B**.) By letter of October 12, 2001, a copy of which the Company received on October 23, 2001, the Proponent specified that the first of the two proposals submitted was to be considered the Proponent's submission. (A copy of the Proponent's October 23, 2001 letter is attached hereto as **Exhibit C**.)

The Proponent's October 23, 2001 letter contained the following proposal for share owner consideration at the Annual Meeting:

> Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

GROUNDS FOR EXCLUSION

I. Implementation of the Proposal would cause the Company to violate the federal proxy rules within the meaning of Rule 14a-8(i)(2) and Rule 14a-8(i)(3)

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 permits companies to exclude from their proxy statements certain types of proposals for substantive reasons. One type of proposal that can be excluded from a company's proxy statement is a proposal that would result in a violation of federal law or the proxy rules. Specifically, Rule 14a-8(i)(2) permits companies to omit a shareholder proposal if the proposal's implementation would cause the company to violate any federal law to which it is subject and Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal is "contrary to any of the Commission's proxy rules."

The Proposal would require the Company to indicate on its proxy cards that share owners may vote "against" the election of a director rather than "withhold authority" to vote for a director. It is our view that implementation of this requirement of the Proposal would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) of the Commission's proxy rules. As discussed below, implementation of the Proposal would also result in a proxy card that would be false and misleading, in contravention of Rule 14a-9. Therefore, we believe that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(i)(2) and (i)(3).

The form of proxy cards providing for the election of directors is governed by Rule 14a-4(b)(2), which states:

> A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:
>
> (i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or

> (ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or
>
> (iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or
>
> (iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.
>
> ...

When the Commission adopted amendments to Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. 1/ Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors. This is because in many jurisdictions directors are elected by a plurality vote. In a plurality vote, a vote "against" a director will have no effect. To provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated, "With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule." 2/

1/ Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34-16356 (November 21, 1979).

2/ *Id.* To address the situation where applicable state law gives effect to votes cast against a nominee, the Commission provided the following instruction to Rule 14a-4(b): "If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the issuer should provide a similar means for security holders to vote against each nominee." An opinion of Delaware counsel to the

Implementation of the Proposal would require the Company to follow the very procedure that was rejected by the Commission as misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would, in contravention of Rule 14a-9, be misleading.

Prior Staff letters considering Rule 14a-4 have permitted companies to exclude proposals similar to the Proposal. For example, in *Niagara Mohawk Power Corp.* (March 11, 1993), the Staff permitted the company to exclude from its proxy materials in reliance on Rule 14a-8(c)(2) a shareholder proposal that would have required the company to replace "WITHHOLD" on its proxy cards with the word "AGAINST". 3/ *See also First Empire State Corp.* (January 26, 1978) (permitting exclusion of a portion of a proposal that would require proxies to provide shareholders a means to vote "for" or "against" the election of directors in reliance on Rule 14a-8(c)(3)); *General Electric Company* (February 7, 1975), *review denied* (April 18, 1975) (noting, "Rule 14a-4(b)(2) would prohibit 'FOR' and 'AGAINST' boxes for the election of directors" and therefore permitting omission of a proposal requiring such boxes on the grounds that it would be contrary to the proxy rules); *United Banks of Colorado, Inc.* (March 13, 1973) (permitting exclusion of a proposal unless the proponent revised the proposal so that it no longer required "For" and "Against" ballot boxes in the election of directors). 4/

Company confirming that Delaware law does not give legal effect to votes cast against a nominee is attached hereto as **Exhibit D**. Because Delaware law does not give legal effect to votes cast against a nominee, the foregoing instruction to Rule 14a-4 does not apply to the Company.

3/ Some of the staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which predecessor versions of paragraphs (2), (3), (8) and (10) of Rule 14a-8(i) appeared as paragraphs (2), (3), (8) and (10) of Rule 14a-8(c), respectively. Rule 14a-8 was amended in 1998, at which time these provisions of the Rule were revised. *See* Release No. 34-40018 (May 21, 1998). For purposes of the analysis in this letter, these revisions had no effect on the Rule's applicability.

4/ We are aware of one no action letter, *TECO Energy, Inc.* (December 29, 1993), in which a proposal that would have required "FOR" and "Against" voting choices for the election of director nominees was not permitted to be excluded by a

Accordingly, we believe the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(2) and Rule 14a-8(3) because its implementation would require the Company to violate the federal proxy rules.

II. The second sentence of the Proposal may be omitted under Rule 14a-8(i)(10) because that portion of the Proposal has already been substantially implemented

A proposal may be omitted under Rule 14a-8(i)(10) where it has been substantially implemented. The second sentence of the Proposal requests the Company to "Remove the statement (if applicable) placed in the lower section [of the proxy card] announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Company does not include on its proxy card any statement that all signed proxies that are not voted as to choice will be voted at the discretion of management. 5/ Accordingly, the Company believes that the second sentence of the

---

company. In that instance, however, the company argued only that the proposal had been substantially implemented, and the Staff did not consider the applicability of Rules 14a-8(i)(2) and (i)(3) to the proposal.

5/ The Company does include on its proxy cards a statement that signed proxy cards that do not indicate a choice will be voted "for" the board of directors' nominees, "for" specified proposals, and "against" other specified proposals. (A sample copy of the Company's proxy card for its 2001 annual meeting is attached hereto as **Exhibit E**. The Company plans to include statements similar to those on Exhibit E on future proxy cards.) This statement differs from the statement that is the subject of the Proposal in that, rather than providing that management will vote the shares at its "discretion," the statement provides share owners with precise information about how their shares will be voted if the proxy card is signed but left blank. Thus, the Company does not believe that the second sentence of the Proposal applies to this statement.

The proxy card also contains a statement regarding the proxies' exercise of discretion with respect to (1) the election of a person to the board of directors if a named nominee is unable to or will not serve and (2) other matters to be raised at the annual meeting. Because this statement is unrelated to the exercise of

Proposal is not applicable to its proxy card and that therefore the sentence may be omitted from the Company's proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(10) as having been substantially implemented.

III. Portions of the Proposal and the supporting statement may be excluded under Rule 14a-8(i)(3) because they contain statements that are false and misleading

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal and its related supporting statement if the proposal is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the following portions of the Proposal and its supporting statement are false and misleading, and therefore intends to omit these portions of the Proposal from its proxy materials for the Annual Meeting in reliance on Rule 14a-8(i)(3).

A. The Proposal contains false and misleading language.

The Proposal states:

> "Management and Directors are requested to Management and Directors are requested to change the format of the Proxy Material in the two areas ***which are not fair to the shareowners***: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column..Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to

---

discretion where no choice is indicated on a proxy card, the Company believes that this statement is also not the subject of the second sentence of the Proposal.

Should the second sentence of the Proposal be aimed at either of the two statements described above, the Company believes the second sentence of the Proposal may be omitted from its proxy materials in reliance on Rule 14a-8(i)(3) on the grounds that the sentence is vague and indefinite, and therefore misleading. If the Company is unable to determine that the Proposal seeks the removal of these statements, the Company's share owners can be expected to be similarly confused by the Proposal's language.

> choice will be voted at the discretion of Management." (emphasis added)

Inclusion of the words "which are not fair to shareowners" renders the Proposal false and misleading. This language suggests that the Company's proxy card is unfair to share owners unless share owners are given the opportunity to vote "against" the election of director nominees. It also suggests that the Company's proxy card is unfair to share owners because it permits signed proxies to be voted where no vote is indicated on the proxy card. Both of these procedures, however, are blessed by Rule 14a-4, and to suggest that they are unfair to share owners is to disregard Rule 14a-4. Moreover, this language is false and misleading because it suggests that the Company has improperly designed its proxy card to be unfair to share owners. As explained in the Note to Rule 14a-9, "[m]aterial which directly or indirectly impugns character, integrity or personal reputation or ...makes charges concerning improper conduct ...without factual foundation" may be misleading within the meaning of Rule 14a-9.

B. The first paragraph of the supporting statement is false and misleading.

The first paragraph of the supporting statement is also misleading and may be excluded pursuant to Rule 14a-8(i)(3). This paragraph states:

> REASONS:
>
> This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

Like the statement in the Proposal, unsupported statements in this paragraph suggesting that the Company's proxy materials are unfair and statements accusing "Management and Directors" of being determined to "stay in office by whatever means" are misleading within the meaning of Rule 14a-9.

Moreover, this paragraph is misleading because its suggests that, by providing means for share owners to indicate a vote "against" director nominees, the results of director elections will somehow be affected and management and directors will find it more difficult to stay in office. As explained above in Section I, a vote "against" a director will not have an effect under Delaware law.

Finally, the last sentence of this paragraph is misleading because it suggests that no means is currently available to share owners to indicate that they have received proxy materials and are not voting in accordance with management's recommendations. However, any share owner may return a proxy card that withholds authority to vote for each director nominee and abstains with respect to each other matter on the proxy card. Such a proxy card would have exactly the effect of indicating that the share owner is "present" and not voting, has received the proxy materials, and does not want to receive further vote solicitations.

C. The second paragraph of the supporting statement is false and misleading.

The second paragraph of the supporting statement states:

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

This statement is false and misleading within the meaning of Rule 14a-9 because it (1) charges the directors with improper conduct (in the form of granting "excessive extra remuneration") without factual foundation and (2) refers to a subject—remuneration of management—completely unrelated to the topic of the Proposal. The Staff on numerous occasions has permitted companies to exclude portions of supporting statements that address topics irrelevant to the subject matter of the proposal. 6/

6/ *See, e.g. Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999) (permitting the omission of references to topics such as the company's compliance with the Foreign Corrupt Practices Act, failure to discuss political issues in

In light of the foregoing, the Company believes that phrase "which are not fair to shareowners" in the Proposal and both paragraphs of the supporting statement are false and misleading and that, therefore, these portions of the Proposal and its supporting statement are excludable from the Annual Meeting proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

IV. <u>The Proposal may be omitted pursuant to Rule 14a-8(i)(8) because the second paragraph of the supporting statement relates to an election of directors</u>

Finally, Rule 14a-8(i)(8) permits companies to omit a shareholder proposal if the proposal "relates to an election for membership to the company's board of directors."

The second paragraph of the supporting statement implicitly recommends that share owners vote against the election of the Company's director nominees. (The paragraph states, "Shareowners...have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management....") The Staff has previously made clear that Rule 14a-8 permits the exclusion not just of shareholder proposals that on their face relate to an election of directors, but also of shareholder proposals where the supporting statements make recommendations regarding an election of directors. For example, in *Phillips Van-Heusen Corp.* (April 6, 1999), the penultimate paragraph of a statement in support of a proposal relating to executive compensation stated: "Please vote YES for this proposal and place an 'X—against All', for #1 proposal on line for 'except' director nominees, until they stop this practice." The Staff determined that the company could omit the proposal in its

---

Indonesia at an annual meeting and the use of a hover-craft in the context of a proposal to declassify the company's board); *Knight-Ridder, Inc.* (December 28, 1995) (in the context of a proposal regarding stockholder rights plans, the Staff determined that the company could omit paragraphs of the supporting statement relating to the company's position on a strike against one of its newspapers and the advisability of the continued employment of an employee because these paragraphs could be "confusing and misleading to the shareholders because they are unrelated to the subject matter of the proposal").

entirety unless the proponent deleted this reference to voting for director nominees. 7/

Because the second paragraph of the supporting statement relates to the election of the Company's directors, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(8).

CONCLUSION

For the foregoing reasons, the Company has determined to omit the Proposal from its proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (202) 637-5846.

Very truly yours,

Suzanne A. Barr

cc: Carol C. Hayes, Esq.
Parth S. Munshi, Esq.
Mary F. Morse

Enclosures: 6 copies of this letter, with exhibits

7/ *See also Crown Cork & Seal Co., Inc.* (February 24, 1999) (same proposal, statement and Staff determination as in *Phillips*); *Entergy Corp.* (January 19, 1999) (same proposal, statement and Staff determination as in *Phillips*).

October 1, 2001

PROPOSAL

I, Mary F. Morse Family Trust, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

(IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY)

I, Mary F. Morse Family Trust, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Mary F Morse

Susan E. Shaw

OCT 04 2001

The Coca-Cola Company

Received by
E. Shaw

The Coca-Cola Company

Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

Received by
Shareholder Affairs

OCT 4 REC'D

The Coca-Cola Company

October 1, 2001

Office of the Secretary
The Coca Cola Company
One Coca Cola Plaza
Atlanta, GA 30313

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,

Mary F. Morse

Mary F Morse

Permit No. G-10

▪ Sender: Please print your name, address, and ZIP+4 in this box ▪

PARTH MUNSHI, ESQ.
The Coca-Cola Company
NAT 2108
One Coca-Cola Plaza
Atlanta, Georgia 30313

30313+2499

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, New Jersey 08057-2717
Attention: Mary F. Morse, Trustee

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) B. Date of Delivery 10-52

C. Signature
X Mary F Morse ☐ Agent ☑ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☑ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label) 7099 3400 0004 2824 8763

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

October 8, 2001

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

By Certified Mail, Return Receipt Requested

Mary F. Morse Family Trust
212 Highland Avenue
Moorestown, New Jersey 08057-2717
Attention: Mary F. Morse, Trustee

Re: Share-Owner Proposals Submitted October 4, 2001

Dear Ms. Morse:

Mr. Mark Preisinger, the Director of Share-Owner Affairs of The Coca-Cola Company ("Company"), provided me with a copy of your letter dated October 1, 2001 addressed to the Office of the Secretary. That letter, which includes two share-owner proposals, was received at the Company on October 4, 2001 and a copy is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you that there is the following procedural and eligibility deficiency in your letter:

1. Rule 14a-8(c) [Question 3] provides that you may only submit one proposal for a particular meeting. We believe that you have submitted the following two proposals: (a) a proposal relating to the format of the Company's Proxy Material and (b) a proposal suggesting that Shareowners vote against Company nominees for Director until Directors cease compensation programs offered to Management above salary and normal perks, and asked that both proposals be presented at the 2002 Annual Meeting of Share Owners. You must tell us which proposal you intend to submit.

The foregoing must be corrected and the requested information furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If you do not do so, we may exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8. To transmit your reply electronically, please reply to my attention at the following fax number: 404-676-6812 or e-mail at pmunshi@na.ko.com; to reply by courier, please reply to my attention at NAT 2108, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2108, P.O. Box 1734, Atlanta, Georgia, 30301-1734.

Please phone me at 404-676-2671 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Parth S. Munshi
Finance Counsel

PSM:ba
Attachments
cc: Mark Preisinger
Susan E. Shaw

Received by
Susan E. Shaw

OCT 04 2001

The Coca-Cola Company

Received by
E Shaw

The Coca-Cola Company

Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

Received by
Shareholder Affairs

OCT 4 REC'D

The Coca-Cola Company

October 1, 2001

Office of the Secretary
The Coca Cola Company
One Coca Cola Plaza
Atlanta, GA 30313

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,

Mary F. Morse

Mary F Morse

October 1, 2001

PROPOSAL

I, Mary F. Morse Family Trust, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

(IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY)

I, Mary F. Morse Family Trust, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Mary F Morse

consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7:

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736.]

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of

[The next page is 17,541-3.]

the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F. R. 29106.]

[¶ 24,013] **False or Misleading Statements**

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431;

Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

October 12, 2001
AS OF 1 SEPT

Parth S. Munshi
The Coca Cola Company
One Coca Cola Plaza
NAT 2108
Atlanta, GA 30301-1734

Dear Mr.-Munshi:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Thank you,

Mary F. Morse

Mary F Morse

Single Proposal Adjusted To Comply With Requests

September 27, 2001

PROPOSAL

I, Mary F. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Mary F Morse

RECEIVED
OCT 23 2001
CAROL C. HAYES

Mary F. Morse Family Trust
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
October 12, 2001

Re: Letter of October 8, 2001

Parth S. Musshi
The Coca Cola Company
Atlanta, GA 30301

COPY OF REPLY BEING FURNISHED ALL WHO CHALLENGE

Thank you for the reminder. I know that only one proposal could be presented to the Stockholders in the proxy, but you quote the Rules as: "to the Company, etc." That is fine with me.

I was only offering a choice of one or the other, therefore, to correct the situation I am canceling the Alternate Proposal and entering only the first proposal.

The "second choice" offer reasoning was this: Your Company could perhaps gain good Public Relations by correcting this imbalance without being "notified" of such via my proposal.

I wish to inform you that I presented this item to the SEC for a ruling to save paper-work all-around. Six weeks later they responded after a phone call, stating that a proposal has to be objected to *prior to a ruling. Neither did they respond to a request that perhaps* three copies should be a sufficient number rather than six. I am referring to The National Paperwork Reduction Act of years past, as I remember. I will check this out later on the Internet.

Coca Cola is a fine Company and I have no grudge, only against the "system" used by most firms in their proxies.

Thanks again.

Mary F. Morse

Morris, Nichols, Arsht & Tunnell

Johannes R. Krahmer
Lewis S. Black, Jr.
William O. LaMotte, III
Douglas E. Whitney
William H. Sudell, Jr.
Martin P. Tully
Thomas R. Hunt, Jr.
A. Gilchrist Sparks, III
Richard D. Allen
David Ley Hamilton
John F. Johnston
Walter C. Tuthill
Donald F. Parsons, Jr.
Jack B. Blumenfeld
Donald Nelson Isken
Donald E. Reid
Denison H. Hatch, Jr.
Thomas C. Grimm
Kenneth J. Nachbar
Andrew M. Johnston
Mary B. Graham
Michael Houghton
Thomas R. Pulsifer
Jon E. Abramczyk
Alan J. Stone
Louis G. Hering
Frederick H. Alexander
R. Judson Scaggs, Jr.
William M. Lafferty
Karen Jacobs Louden
Donna L. Culver
Julia Heaney
Jonathan I. Lessner
Robert J. Dehney
Jeffrey R. Wolters
Maryellen Noreika
David J. Teklits
S. Mark Hurd

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

Rachel A. Dwares
Special Counsel

Rodger D. Smith
Eric D. Schwartz
Mona A. Lee
Stanford L. Stevenson, III
Derek C. Abbott
Jessica Zeldin
David A. Harris
Patricia O'Neill Vella
Gregory W. Werkheiser
Wendy L. Walter
Christopher F. Carlton
Garfield B. Simms*
Michael Busenkell
Michael J. Conallen, Jr.
Richard W. Ellis
John D. Pirnot
Megan E. Ward
Melissa Stone Myers
Jason W. Staib
Donna L. Harris
Todd A. Flubacher
Yvette C. Fitzgerald
James G. McMillan, III
Matt Neiderman
Scott Salerni
Patricia R. Uhlenbrock
Michael G. Wilson

Of Counsel
Andrew B. Kirkpatrick, Jr.
Richard L. Sutton
David A. Drexler
O. Francis Biondi
Walter L. Pepperman, II

* Admitted in MA only

December 13, 2001

The Coca-Cola Company
P.O. Box Drawer 1734
Atlanta, GA 30301

Ladies and Gentlemen:

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of The Coca-Cola Company, a Delaware corporation (the "Company"). Section 216 of the Delaware General Corporation Law (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). The Company's bylaws provide that directors "shall be elected by plurality votes cast in the election for" directors. Accordingly, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8,

2000) ("North Fork"). ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy.").[1]

Where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. Model Business Corporation Act, § 7.28, pp. 7-62 (1999) ("A 'plurality' means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election.") As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a plurality vote and majority vote:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority*; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or, in other words, more than one-half of the total number of votes cast.

---

1 North Fork dealt with the unusual situation where a corporation's bylaws required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether proxy cards marked "withhold authority" represented "voting power present" at the meeting.

Black's Law Dictionary 1039 (5th ed. 1979).

The decision of the Delaware Court of Chancery in North Fork provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission, which also illustrates the effect of plurality voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.[2]

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of a vote against option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "[b]ecause most corporate votes typically require a plurality (and not a majority as was required by [the

---

2 The Court cited Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411 (S.E.C.) at *4 (Nov. 21, 1979).

defendant's] bylaws) the commentators' concern was well-founded." North Fork, supra, at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "[r]ather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

For the reasons set forth above, it is our opinion that, as a matter of Delaware law, in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

If we can be of any additional assistance in connection with this matter, please do not hesitate to call on us.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

This Proxy is Solicited on Behalf of the Board of Directors of The Coca-Cola Company

P R O X Y

The undersigned, having received the Notice of Annual Meeting and Proxy Statement, hereby (i) appoints Ronald W. Allen, Cathleen P. Black and Sam Nunn, and each of them, proxies with full power of substitution, for and in the name of the undersigned, to vote all shares of Common Stock of The Coca-Cola Company owned of record by the undersigned, and (ii) directs (a) Merrill Lynch Trust Company, FSB, Trustee under The Coca-Cola Company Thrift & Investment Plan, and/or (b) Banco Santander De Puerto Rico, Inc., Trustee under the Caribbean Refrescos, Inc. Thrift Plan, to vote in person or by proxy all shares of Common Stock of The Coca-Cola Company allocated to any accounts of the undersigned under such Plans, and which the undersigned is entitled to vote, in each case, on all matters which may come before the 2001 Annual Meeting of Share Owners to be held at The Playhouse Theatre, Du Pont Building, 10th and Market Streets, Wilmington, Delaware, on April 18, 2001, at 9:00 a.m., local time, and any adjournments or postponements thereof, unless otherwise specified herein. **The proxies, in their discretion, are further authorized to vote (x) for the election of a person to the Board of Directors if any nominee named herein becomes unable to serve or for good cause will not serve, (y) on other matters which may properly come before the 2001 Annual Meeting and any adjournments or postponements thereof.**

Election of Directors:
Nominees (terms expiring in 2004)
01. Herbert A. Allen 02. James D. Robinson III 03. Peter V. Ueberroth

You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE), but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The proxies cannot vote your shares unless you sign and return this card.

SEE REVERSE SIDE

▲ FOLD AND DETACH HERE ▲

Annual Meeting of Share Owners of

The Coca-Cola Company

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person. To make sure your shares are represented, we urge you to complete and mail the proxy card on the reverse or to use our telephone or Internet voting system.

FOR TELEPHONE AND INTERNET VOTING INSTRUCTIONS, SEE REVERSE

COMMENTS

(ADMISSION TICKET ON REVERSE)

(Bring the admission ticket with you if attending the meeting)

DIRECTIONS TO THE PLAYHOUSE THEATRE:

From Baltimore, the Delaware Memorial Bridge or downstate Delaware:

Take I-95 North to Wilmington Exit 7 marked "Route 52, Delaware Avenue." From right lane take Exit 7 onto Adams Street. At third traffic light on Adams Street, turn right onto 11th Street. At Delaware Avenue intersection stay left, continuing on 11th Street. At the fourth traffic light (Market Street), turn right. The Playhouse Theatre is on the right in the Du Pont Building.

From Commodore Barry Bridge (New Jersey), or Philadelphia on I-95, or I-476 (The Blue Route), or Route 202 (if traveling Route 202, follow Route 202 to intersection with I-95 South):

Follow I-95 South to Exit 7A marked "Route 52, South Delaware Avenue" (11th Street). Follow exit road (11th Street) to intersection with Delaware Avenue marked "52 South, Business District." At Delaware Avenue intersection stay left, continuing on 11th Street. At the fourth traffic light (Market Street), turn right. The Playhouse Theatre is on the right in the Du Pont Building.

example.

This proxy when properly signed will be voted in the manner directed herein. If no direction is made, this proxy will be voted "FOR" all of the Board of Directors' nominees and "FOR" proposals 2 and 3, and "AGAINST" proposals 4, 5, and 6.

The Board of Directors recommends a vote FOR proposals 1, 2, and 3.

	FOR	WITHHELD
1. Election of Directors (See reverse)		

For, except vote withheld from the following nominee(s):

	FOR	AGAINST	ABSTAIN
2. Ratification of the appointment of Ernst & Young LLP as Independent Auditors			
3. Proposal to amend the 1989 Restricted Stock Award Plan of The Coca-Cola Company			

The Board of Directors recommends a vote AGAINST proposals 4, 5, and 6.

	FOR	AGAINST	ABSTAIN
4. Approval of Share-Owner Proposal on Genetic Engineering			
5. Approval of Share-Owner Proposal on Recycling			
6. Approval of Share-Owner Proposal on Stock Options			

SPECIAL ACTION

Mark here to discontinue Annual Report mailing for this account (for multiple account holders only)

Mark here if you plan to attend the Annual Meeting

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

SIGNATURE (S) DATE

▲ FOLD AND DETACH HERE ▲

Dear Share Owner:

The Coca-Cola Company encourages you to take advantage of convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or the telephone. This eliminates the need to return the proxy card.

To vote your shares electronically, you must use the control number which is the series of numbers printed in the box above, just below the perforation. This control number must be used to access the system.

1. To vote over the Internet:
   - Log on to the Internet and go to the web site **http://www.eproxyvote.com/ko**
2. To vote over the telephone:
   - On a touch-tone telephone, call **1-877-PRX-VOTE (1-877-779-8683)** 24 hours a day, 7 days a week

Your electronic vote authorizes the named proxies in the same manner as if you marked, signed, dated and returned the proxy card.

If you choose to vote your shares electronically, there is no need for you to mail back your proxy card.

YOUR VOTE IS IMPORTANT. THANK YOU FOR VOTING.

(Bring this ticket with you if attending the meeting)

ADMISSION TICKET

Annual Meeting of Share Owners of The Coca-Cola Company

Wednesday, April 18, 2001
9:00 a.m., local time
The Playhouse Theatre
Du Pont Building
10th and Market Streets
Wilmington, Delaware

EXHIBIT G

Morris, Nichols, Arsht & Tunnell

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

December 13, 2001

The Coca-Cola Company
P.O. Box Drawer 1734
Atlanta, GA 30301

Ladies and Gentlemen:

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of The Coca-Cola Company, a Delaware corporation (the "Company"). Section 216 of the Delaware General Corporation Law (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). The Company's bylaws provide that directors "shall be elected by plurality votes cast in the election for" directors. Accordingly, the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8,

2000) ("North Fork"). ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy.").[1]

Where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. Model Business Corporation Act, § 7.28, pp. 7-62 (1999) ("A 'plurality' means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election.") As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a plurality vote and majority vote:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority*; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or, in other words, more than one-half of the total number of votes cast.

---

1 North Fork dealt with the unusual situation where a corporation's bylaws required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether proxy cards marked "withhold authority" represented "voting power present" at the meeting.

Black's Law Dictionary 1039 (5th ed. 1979).

The decision of the Delaware Court of Chancery in North Fork provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission, which also illustrates the effect of plurality voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.[2]

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of a vote against option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "[b]ecause most corporate votes typically require a plurality (and not a majority as was required by [the

2 The Court cited Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411 (S.E.C.) at *4 (Nov. 21, 1979).

defendant's] bylaws) the commentators' concern was well-founded." North Fork, supra, at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "[r]ather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

For the reasons set forth above, it is our opinion that, as a matter of Delaware law, in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

If we can be of any additional assistance in connection with this matter, please do not hesitate to call on us.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Mrs. Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ 08057-2717

December 10, 2004
Ph: 856 235 1711

Re: CocaCola deletion request.

Ladies and Gentlemen:

Again we have repetitious claims with burdensome exhibit material objecting to a properly presented Proposal.

Claiming my "non-attendance" explanation at a prior meeting unacceptable is telling the S.E.C. what to do. Poor health is a legitimate reason for non-attendance, plus my previous proof that the Rule is strictly to favor Corporate Entities in that only the attendee shareowners hear orally a previously written Proposal. There is no gain to the Proponent.

Page 3 Rules 14a-8[i][2] and 14a-8[i][3] [Exhibit Material presented]

Presentation of my copy dated August 23, 2004, Received August 27, 2004 giving reason as an exhibit, and then a petition dated December 7, 2004 stating on lines 9-10 that I had not done so is false and misleading.

Lines 14,15,16 state: "In the interest of conserving paper, etc." is improper in that a copy of my company addressed envelope, 7 blank [EXHIBIT] sheets, copies of prior Proposals, prior "opinions", S.E.C. responses for prior years, copies of S.E.C, Rules sent previously for a total of 58 sheets do not constitute "interest of conserving paper".

"Plurality" voting guarantees election of Directors nominated by Management.

I refer you to my prior messages and request to honor the Constitution and The Bill of Rights and return "The Right of Dissent" to the vote for Directors by placing the word "Against" as a choice. States rights do not supercede Federal rights.

Sincerely,

Mary F. Morse, Trustee

Mary F Morse trustee

Material prepared and presented by my husband, Robert, as I do not type nor use a computer.
6 copies to S.E.C.
1 copy to CocaCola

EXHIBIT 1

Received by
Shareholder Affairs

AUG 27 REC'D

The Coca-Cola Company

Mary F. Morse, Trustee
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
August 23, 2004

Office of The Secretary
CocaCola Company
PO Box 1734 NAT
Atlanta, GA 30301-1734

Dear Secretary:

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2005 Proxy Material. I intend to hold stock until beyond the meeting, as required, and expect to be represented at the meeting, as required.

I have had a mild heart attack at the close of 2003 and cannot attend personally, do to the stress involved.

Enclosure: Proposal for Year 2005

Sincerely,

Mary F. Morse, Trustee

Mary F. Morse trustee

CocoCola Company
EXHIBIT 2

BACKGROUND

The Company received the Proponent's submission on August 27, 2004. A copy of the Proponent's letter is attached hereto as Exhibit A.

THE PROPOSAL

The Proposal reads:

"Management and Directors return the word "AGAINST" to all voting cards for the year 2005 meeting."

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals are outside the scope of the rule and therefore need not be included in the company's proxy material.

Rule 14a-8(h)(3)

The Proposal may be excluded under Rule 14a-8(h)(3), which provides that where a proponent of a share owner proposal, or a duly qualified representative of the proponent, fails to attend the share owner meeting to present the proposal, without good cause, a company is permitted to exclude all proposals submitted by that proponent for any meeting held in the following two calendar years. The Proponent submitted a share owner proposal to the Company which was included in the Company's proxy materials for its 2004 Annual Meeting of Share Owners. The meeting was held in Wilmington, Delaware on April 21, 2004. Neither the Proponent nor her duly qualified representative was present at the meeting to introduce the proposal. The Proponent has not provided the Company with any explanation to account for her failure to be present or her failure to send a duly qualified representative to 2004 Annual Meeting of Share Owners. As a result, the Company believes that the Proposal may be excluded from the Company's proxy materials for the Annual Meeting. Additionally, the Company is of the opinion that any shareholder proposal received from the Proponent or any affiliated entity or person may also be excluded from the proxy materials for the Company's 2006 Annual Meeting of Share Owners.

LINES 9-10

The Staff has previously allowed other companies to exclude share owner proposals in reliance on Rule 14a-8(h)(3) because of a proponent's failure to appear or send a representative to an annual meeting to present a proposal absent good cause. *See, e.g.*, Poore Brothers, Inc. (Feb. 18, 2004); Service Corporation International (Feb. 6, 2004); Exxon Mobil Corporation

EXHIBIT 3

(Jan. 26, 2004); Wm. Wrigley Jr. Company (Dec. 5, 2003); Avaya, Inc. (Nov. 14, 2003); NCR Corporation (Jan. 2, 2003); Mattel, Inc. (Mar. 22, 2002); Eastman Kodak Company (Dec. 20, 2001). In the past, the Staff has ruled that financial strain associated with attending the annual meeting and the brief amount of time allotted for a proponent to introduce the proposal at the annual meeting did not constitute "good cause" for failure to appear. *See, e.g.*, NRC Corporation (Jan. 2, 2003) (the Staff stated that the proponent did not state a "good cause" for failure to appear when the proponent explained that he believed it was "a Penalty to spend airfare, lodging, and meals to attend any distant meeting").

We anticipate that the Proponent may offer health related issues an excuse to explain her non-attendance at the 2004 Annual Meeting as she has already stated in her letter attached hereto as Exhibit A, that she will be unable to personally attend the 2005 Annual Meeting to present her most recent Proposal due to having suffered from a mild heart attack in 2003. If the Proponent does in fact offer this as an excuse to explain her failure to attend the 2004 Annual Meeting to present her previous proposal, the Company requests the Staff to rule, as it has in the past, that such an excuse does not constitute "good cause" for failure to attend or send a representative under Rule 14a-8(h)(3). *See* J.C. Penney Company, Inc. (Feb. 13, 2004) (the Staff ruled that the proponent's explanation that he did not attend the annual meeting due to spinal, cervical, and neurological ailments which prevent him from traveling did not constitute a statement of "good cause").

Rules 14a-8(i)(2) and 14a-8(i)(3)

The Mary F. Morse Family Trust, of which the Proponent serves as trustee, filed substantially similar proposals for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Share Owners and the 2003 Annual Meeting of Share Owners. A copy of the proposal submitted for the 2002 Annual Meeting of Share Owners is attached hereto as Exhibit B. The Staff permitted the Company to exclude such proposal from its proxy materials in reliance on Rule 14a-8(i)(2). *See* The Coca-Cola Co. (Feb. 6, 2002) (implementation of the proposal would result in Coca-Cola's proxy materials being false and misleading under Rule 14a-9). A copy of the Staff's letter is attached hereto as Exhibit C. In the interest of conserving paper, I have not attached copies of the correspondence referenced in the Staff's letter. A copy of the proposal submitted for the 2003 Annual Meeting of Share Owners is attached hereto as Exhibit D. The Staff permitted the Company to exclude such proposal from its proxy materials in reliance on Rule 14a-8(i)(2). *See* The Coca-Cola Co. (Jan. 3, 2003) (implementation of the proposal would result in Coca-Cola's proxy materials being false and misleading under Rule 14a-9). A copy of the Staff's letter is attached hereto as Exhibit E. In the interest of conserving paper, I have not attached copies of the correspondence referenced in the Staff's letter.

INFS 4 15-16

The Proposal again requests the Company to make the same changes to its proxy format as requested in the prior proposals. For the reasons outlined in the letter to the Commission from the law firm of Hogan & Hartson L.L.P., dated December 14, 2001, on behalf of the Company, the Company continues to believe that the Proposal may be excluded from the Company's proxy materials. A copy of the Hogan & Hartson letter is attached hereto as Exhibit F with the permission of Hogan & Hartson. The Hogan & Hartson letter addresses matters of Delaware

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 22, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 7, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(h)(3). We note your representation that Coca-Cola included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor her representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Coca-Cola relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel